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                                                           Filed by iBasis, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                          and Rule 13e-4 under the Security Exchange Act of 1934
                                                   Subject Company: iBasis, Inc.
                                                   Commission File No. 000-27127

FOR IMMEDIATE RELEASE

Contacts:    Media:               Investors:

             Chris Ward           Richard Tennant
             iBasis, Inc.         iBasis, Inc.
             781-505-7557         781-505-7409
             cward@ibasis.net     ir@ibasis.net


          iBASIS REPORTS RECORD REVENUE, MARGIN AND TRAFFIC VOLUME FOR
                               FIRST QUARTER 2004

                COMPANY ANNOUNCES DEBT REFINANCING INITIATIVE;
                QUARTERLY TRAFFIC EXCEEDS ONE BILLION MINUTES

BURLINGTON, MASS. - APRIL 28, 2004 - iBasis, Inc. (OTCBB: IBAS), the leader in Internet-based voice communications, today announced results for the first quarter ended March 31, 2004. The Company also announced its intention to make a public exchange offer for its 5 3/4% Convertible Subordinated Notes due in March 2005 and that it intends to refinance its existing $25.2 million of 11 1/2% Senior Secured Notes due in January 2005 contemporaneously with the closing of the intended exchange offer for its convertible notes.

First quarter results were revenue of $57.0 million, compared to revenue of $41.8 million in the first quarter of 2003. Net loss for the first quarter 2004 was $9.3 million, or $(0.21) per share. This net loss includes a $5 million impairment charge related to a minority equity investment in a non-public entity made in 2000. The loss compares to first quarter 2003 net income of $4.0 million, or $0.09 per share. Net income for the first quarter 2003 included a gain of $12.9 million on bond exchanges.

Highlights of the first quarter include:

   -  Increased revenue 36% over Q1 2003 revenue and 7% over Q4 2003;

   -  Increased Prepaid and Enhanced Services (PES) revenue 63% over Q4 2003;

   -  Carried more than one billion minutes for the quarter;

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   -  Average revenue per minute (ARPM) remained consistent compared to Q4 2003 at 5.6 cents, up from 5.3 cents in Q1 2003; and

   -  Continued to increase traffic terminating to mobile phones.

"During Q1, we continued to achieve top-line growth in both our Wholesale VoIP business, and our newer Prepaid and Enhanced Services (PES) business," said Ofer Gneezy, president and CEO of iBasis. "With more than one third of all international traffic being carried by wholesale carriers, the wholesale market continues to offer significant growth opportunities for those who can manage the complexity of routing, rating, and billing. We continue to refine and strengthen the back-office systems we have developed to our benefit. Today, they provide us with flexibility and precision that constitute a significant advantage in both the wholesale VoIP business and the PES business.

"The sequential growth in the PES business is consistent with our strategy to increase the proportion of our revenue from higher margin services. The PES business successfully leverages The iBasis Network(TM) and systems to take advantage of the strongest wholesale destinations more efficiently than our competitors in the retail space. We have begun a transformation towards a balance between PES and our wholesale business in margin contribution.

                             WHOLESALE
      ($ IN MILLIONS)           VoIP         PES               TOTAL
     ----------------------------------------------------------------
     REVENUE                 $  53.2        $  3.8             $ 57.0
     GROSS MARGIN*           $   7.5        $  0.9             $  8.4
     GROSS MARGIN %             14.1%         24.1%              14.8%

     * Net revenue less Data Communications and Telecommunications costs.

"In addition to the tremendous progress in both the wholesale VoIP and PES businesses, we continue to explore opportunities to strengthen our balance sheet. Since Q4 2001, we have reduced our debt by almost $147 million through bond exchanges and repurchases. Now, we intend to embark on a program to refinance our remaining debt. We believe that the successful conclusion of this effort will significantly reinforce our ability to build on our leadership in international telecommunications."

KEY INDICATORS

Minutes of use on The iBasis Network(TM) in the first quarter rose to one billion minutes, a 26% increase over the 792 million minutes carried in the first quarter 2003, and a 7% sequential increase over the 955 million minutes in the fourth quarter of 2003. Average

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                                                                     Page 3 of 7

revenue per minute was 5.6 cents per minute in the first quarter of 2004, unchanged from Q4 2003. Average revenue per minute is based on our reported net revenue divided by the minutes of traffic for the applicable period.


OPERATIONAL MILESTONES

In the first quarter 2004, Tier One carrier customers generated approximately 52% of Wholesale VoIP revenue, compared to 59% of Wholesale VoIP revenue in Q4 2003. Five of the top ten iBasis customers during the quarter were Tier One carriers. Overseas-originated calls accounted for 45% of revenue in the first quarter of 2004, compared to 41% of revenue in the fourth quarter 2003.

During the quarter, iBasis announced its DirectVoIP(TM) service, which enables carriers to achieve the cost efficiencies of direct IP interconnection to The iBasis Network simply and quickly by taking advantage of iBasis interoperability with VoIP equipment from a wide range of vendors. We ended the quarter with 263 customers, up from 236 at the end of Q4 2003. iBasis announced DirectVoIP interconnections with Comindico, the leading IP carrier in Australia, and A-Z Communications, an emerging IP-based service provider in Cambodia.

DEBT REFINANCING

iBasis has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission relating to a proposed offer to exchange approximately $38.2 million principal amount of its existing 5 3/4% Convertible Subordinated Notes due 2005 for the principal amount of new 6 3/4% Convertible Subordinated Notes due 2009. The new notes will be issued in principal amounts equal to the principal amounts of notes tendered. The 6 3/4% Convertible Subordinated Notes will be convertible into iBasis common stock at a fixed price of $1.85 per share. The old notes were convertible into iBasis common stock at a fixed price of $86.14 per share. The new notes, like the existing notes, will be general unsecured obligations of iBasis. The terms of the new notes will be substantially similar to those of the existing notes. The purpose of the exchange offer will be to offer holders of the existing notes an increase in yield and a significant decrease in the conversion price in return for an extension of the maturity of the notes.

The intended exchange offer will be subject to the satisfaction or waiver of several conditions, including that a minimum number of the principal amount of the existing notes has been validly tendered and not withdrawn. iBasis expects that the exchange offer will be completed by the end of Q3 2004, assuming the conditions to the offer have been met.

Contemporaneously with the closing of the exchange offer, iBasis intends to refinance its 11 1/2% Senior Secured Notes due in January 2005 by repurchasing these notes pursuant to a note repurchase, exchange and termination agreement with the majority holders thereof.

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In connection with the prepayment of the 11 1/2% Senior Secured Notes, we intend to terminate the various securities exchange agreements between iBasis and the holders of these notes. In consideration of such prepayment and termination, we will issue to the holders of these notes warrants to purchase 5,176,065 shares of our common stock. These warrants will have an exercise price of $1.85 per share and shall be exercisable for a period of three years from the date of issuance. We intend to register the shares of common stock underlying these warrants for resale by the holders of the existing senior notes, pursuant to the terms of a registration rights agreement to be entered into by and among iBasis and the warrant holders.

iBasis has secured a commitment of approximately $25.2 million from a third party funding source to prepay these notes. iBasis will issue new secured convertible notes to the third party financing source or sources in the aggregate principal amount of $25.2 million. We expect that the new secured convertible notes will have an interest rate of 8% per annum, will be convertible into iBasis common stock at a fixed price of $1.85 per share, and will mature three years from the date of issuance. Notwithstanding the existing financing commitment, the prepayment may be financed by any number of other financing sources available or that become available to iBasis on terms as favorable, or more favorable, than those in the commitment from our third party funding source.

This news release does not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Noteholders are strongly advised to read the registration statement, tender offer statement and other related documents when they are filed with the Securities and Exchange Commission because these documents will contain important information. Stockholders and noteholders may obtain a free copy of these documents when available from iBasis or at the SEC's website, www.sec.gov.

Noteholders may obtain copies of the exchange offer materials when available from D.F. King, the information agent for the exchange offer, by calling toll free: (800) 859-8508.

GUIDANCE

The following statements are forward-looking and actual results may differ materially due to factors noted below, among others. The information provided in this financial outlook is as of April 28, 2004, and supersedes all previous guidance.

The Company believes it will achieve positive cash flow and net income in mid-2004, and that it will achieve positive cash flow for the year 2004. The Company expects to refinance its outstanding debt through a public exchange offer for its 5 3/4% Convertible Subordinated Notes due in March 2005 and intends to refinance its existing $25.2 million of 11 1/2% Senior Secured Notes due in January 2005 contemporaneously with the closing of the intended exchange offer as described in this press release.

ABOUT iBASIS

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Founded in 1996, iBasis (OTCBB: IBAS) is a leading carrier of wholesale international telecommunications services and a provider of retail international prepaid calling cards sold through major distributors. iBasis customers include many of the largest carriers in the world, including AT&T, Cable & Wireless, China Mobile, China Unicom, MCI, Sprint, Telefonica, Telenor, and Telstra. iBasis has carried more than nine billion minutes of international voice traffic over its global Cisco Powered Network(TM), and is one of the ten largest carriers of international voice traffic in the world(1). For two consecutive years service providers have named the company as the best international wholesale carrier in Atlantic-ACM's annual International Wholesale Carrier Report Card(2). iBasis was ranked the #1 fastest-growing technology company in New England in the 2002 and 2003 Technology Fast 50 programs sponsored by Deloitte & Touche. The company can be reached at its worldwide headquarters in Burlington, Massachusetts, USA at 781-505-7500 or on the Internet at www.ibasis.com.

                                       ###


Assured Quality Routing, ConnectPoint, and iBasis are registered marks, The iBasis Network, Internet Central Office, Internet Branch Office, and IP CallCard are trademarks of iBasis, Inc. Cisco and Cisco Powered Network are registered trademarks of Cisco Systems, Inc. All other trademarks are the property of their respective owners.


EXCEPT FOR HISTORICAL INFORMATION, ALL OF THE EXPECTATIONS, PROJECTIONS AND ASSUMPTIONS CONTAINED IN THE FOREGOING PRESS RELEASE, INCLUDING THOSE RELATING TO THE COMPANY'S CURRENT EXPECTATIONS REGARDING THE PROPOSED DEBT REFINANCING, REVENUE GROWTH, SOURCES OF REVENUE, MARGIN IMPROVEMENT AND FUTURE CAPITAL EXPENDITURES CONSTITUTE FORWARD-LOOKING STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, (i) THE ACTUAL COMPLETION OF THE PROPOSED DEBT REFINANCING, AS DESCRIBED IN iBASIS' RECENTLY FILED REGISTRATION STATEMENT ON FORM S-4, (ii) THE EXTENT OF ADOPTION OF THE COMPANY'S SERVICES AND THE TIMING AND AMOUNT OF REVENUE GENERATED BY THESE SERVICES; (iii) FLUCTUATIONS IN THE MARKET FOR AND PRICING OF THESE SERVICES; AND (iv) THE OTHER CONSIDERATIONS DESCRIBED AS "RISK FACTORS" IN iBASIS' MOST RECENT FORMS 10-K AND 10-Q, AND THE COMPANY'S OTHER SEC FILINGS. WE HAVE NO CURRENT INTENTION TO UPDATE ANY FORWARD-LOOKING STATEMENTS.


USE OF NON-GAAP FINANCIAL DATA

THE COMPANY PROVIDES CERTAIN FINANCIAL DATA IN ADDITION TO PROVIDING FINANCIAL RESULTS IN ACCORDANCE WITH GAAP. THIS DATA IS NOT IN ACCORDANCE WITH, OR AN ALTERNATIVE TO GAAP, AND MAY BE DIFFERENT FROM NON-GAAP FINANCIAL DATA USED BY OTHER COMPANIES. THIS NON-GAAP FINANCIAL DATA INCLUDES AVERAGE REVENUE PER MINUTE, WHICH THE COMPANY BELIEVES PROVIDES USEFUL INFORMATION, TO BOTH ITS MANAGEMENT AND INVESTORS, ABOUT THE COMPANY'S CURRENT PERFORMANCE.


----------
(1) Telegeography 2003 data compared with iBasis annualized 1H 2003 traffic volume.

(2)  Atlantic-ACM INTERNATIONAL WHOLESALE CARRIER REPORT CARD -- 2002 & 2003

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                                  iBasis, Inc.
                           Consolidated Balance Sheets
                                 (In thousands)

                                                             MARCH 31,           DECEMBER 31,
                                                               2004                  2003
                                                          ----------------    -------------------
                                                            (UNAUDITED)
                     ASSETS

Cash and cash equivalents                                 $         15,892    $            17,270
Accounts receivable, net                                            21,449                 21,767
Prepaid expenses and other current assets                            3,159                  5,295
Property and equipment, net                                         13,768                 17,175
Deferred debt financing costs, net                                     259                    326
Long term investment in non-marketable security                         --                  5,000
Other assets                                                           354                    705
                                                          ----------------    -------------------
   Total assets                                           $         54,881    $            67,538
                                                          ================    ===================

      LIABILITIES AND STOCKHOLDERS' DEFICIT

Accounts payable                                          $         17,947    $            19,902
Accrued expenses                                                    18,479                 18,652
Deferred revenue                                                     1,544                    417
Current portion of long term debt                                   66,939                  2,097
Long term debt, net of current portion                                  --                 65,829
Other long term liabilities                                          1,353                  2,749
                                                          ----------------    -------------------
   Total liabilities                                               106,262                109,646

Stockholders' deficit:
  Common stock                                                          46                     46
  Treasury stock, at cost                                             (341)                  (341)
  Additional paid-in capital                                       370,462                370,393
  Accumulated deficit                                             (421,548)              (412,206)
                                                          ----------------    -------------------
   Total stockholders' deficit                                     (51,381)               (42,108)
                                                          ----------------    -------------------
   Total liabilities and stockholders' deficit            $         54,881    $            67,538
                                                          ================    ===================

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                                  iBasis, Inc.
                      Consolidated Statements of Operations
                                 (In thousands)

                                                                THREE MONTHS ENDED MARCH 31,
                                                       -------------------------------------------
                                                               2004                     2003
                                                       ------------------        -----------------
                                                                       (Unaudited)
Net revenue                                            $           57,008        $          41,841

Cost and operating expenses:
   Data communications and telecommunications
     (excluding depreciation and amortization)                     48,590                   34,927
   Research and development                                         3,538                    3,682
   Selling and marketing                                            2,001                    1,994
   General and administrative                                       2,953                    2,509
   Depreciation and amortization                                    3,524                    6,113
   Non-cash stock-based compensation                                   --                       29
                                                       ------------------        -----------------
     Total costs and operating expenses                            60,606                   49,254
                                                       ------------------        -----------------

Loss from operations                                               (3,598)                  (7,413)

   Interest expense, net                                             (725)                  (1,357)
   Gain on bond repurchases and exchanges                              --                   12,900
   Other expenses, net                                                (19)                     (98)
   Loss on long-term non-marketable security                       (5,000)                      --
                                                       ------------------        -----------------

Net income (loss)                                      $           (9,342)       $           4,032
                                                       ==================        =================

Basic and diluted income (loss) per share:
  Basic                                                $            (0.21)       $            0.09
                                                       ==================        =================
  Diluted                                              $            (0.21)       $            0.09
                                                       ==================        =================

Weighted average common shares outstanding:
  Basic                                                            45,061                   44,650
                                                       ==================        =================
  Diluted                                                          45,061                   44,738
                                                       ==================        =================

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